FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549

                                  ANNUAL REPORT

                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

(X) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

                        Commission file number 000-18645

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Trimble Navigation Savings and Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Trimble Navigation Limited
                               645 N. Mary Avenue
                              Post Office Box 3642
                            Sunnyvale, CA 94088-3642

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          TRIMBLE NAVIGATION
                                          SAVINGS AND RETIREMENT PLAN


Date:  June 26, 2000                      By  /s/Steven W. Berglund
                                       ----------------------------------------
                                                 Steven W. Berglund

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

                            Financial Statements and
                              Supplemental Schedule

                     Years ended December 31, 1999 and 1998

                                Table of Contents

Independent Accountants' Report........................................1-2

Financial Statements:

Statements of Net Assets Available for Benefits..........................3
Statements of Changes in Net Assets Available for Benefits...............4
Notes to Financial Statements............................................5

Supplemental Schedule as of and for the year ended
   December 31, 1999....................................................11

Schedule of Assets Held for Investment Purposes

To the Participants and Plan
Administrator of the Trimble Navigation
Savings and Retirement Plan

                         INDEPENDENT ACCOUNTANTS' REPORT

     We have audited the financial statements and supplemental schedule of the Trimble Navigation Savings and Retirement Plan (the Plan) as of December 31, 1999 and 1998, and for the years then ended, as listed in the accompanying table of contents. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement

Income  Security  Act  of  1974.  The  supplemental   schedule  is  the
responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            /s/MOHLER, NIXON & WILLIAMS
                                               MOHLER, NIXON & WILLIAMS
                                               Accountancy Corporation

Campbell, California
May 5, 2000

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                             December 31,
                                                --------------------------------
                                                      1999             1998
                                                ----------------  --------------


Investments, at fair value                         $53,748,801      $43,463,059
                                                ---------------    -------------
    Assets held for investment purposes             53,748,801       43,463,059

Participants' contributions and other receivable                            355

                                                ---------------   --------------
    Net assets available for benefits              $53,748,801      $43,463,414
                                                ===============   ==============






                     See independent accountants' report and
                   accompanying notes to financial statements

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                          For the years ended
                                                             December 31,
                                                    ----------------------------
                                                         1999             1998
                                                    ------------    ------------

Additions to net assets attributed to:

  Investment income:
     Dividends and interest                             $154,036       $171,354
     Net realized and unrealized appreciation in fair
       value of investments                           12,827,140      1,074,520
                                                     ------------  -------------
                                                      12,981,176      1,245,874
                                                     ------------  -------------

  Contributions:
     Participants'                                     4,415,225      5,348,840
     Employer's                                          843,806      1,020,050
                                                     ------------  -------------
                                                       5,259,031      6,368,890
                                                     ------------  -------------
        Total additions                               18,240,207      7,614,764
                                                     ------------  -------------


Deductions from net assets attributed to:

  Withdrawals and distributions                        7,938,778      2,338,401
  Expenses and adjustments                                16,042         13,778
                                                     ------------   ------------
        Total deductions                               7,954,820      2,352,179
                                                     ------------   ------------
     Net increase                                     10,285,387      5,262,585

     Net assets available for benefits:

        Beginning of year                            43,463,414      38,200,829
                                                    -------------  -------------
        End of year                                 $53,748,801     $43,463,414
                                                    =============  =============









                     See independent accountants' report and
                   accompanying notes to financial statements.

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1999 and 1998

Note 1 - The Plan and its significant accounting policies:

     The following description of the Trimble Navigation (the Company) Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan that was established in 1988 by the Company to provide benefits to eligible employees. The Plan covers all employees of the Company who are not covered by a collective bargaining agreement, non-resident aliens who do not receive United States income, or an employee of a related entity.

     The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration -

     Effective November 1, 1999, the Company contracted with Fidelity Management Trust Company (Fidelity) to act as the custodian, trustee and third-party administrator. Prior to November 1, 1999, the Company had contracted with Connecticut General Life Insurance Company (CIGNA) to act as the custodian, trustee and third-party administrator. The Company has appointed an
Administrative   Committee   (the   Committee)   to  manage  the  operation  and
administration of the Plan. Substantially all expenses incurred for administering the Plan are paid by the Company.

Basis of accounting -

     The financial statements of the Plan are prepared on the accrual method of accounting. Participant contributions are recorded in the period during which the Company withholds payroll deductions from participant's earnings. Benefits are recorded when paid.

Investments -

     As of December 31, 1999, investments of the Plan were held by Fidelity and invested in mutual funds and the Company's common stock based solely upon instructions received from participants.

     Prior to November 1, 1999, investments of the Plan were held by CIGNA and invested in CIGNA general account contract and pooled separate accounts, Fidelity funds, mutual funds and the Company's common stock based solely upon instructions received from participants.

     The Plan's investment in mutual funds and the Company's common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Cash and cash equivalents -

     All highly liquid investments purchased with an original maturity of three months or less (generally money market funds) are considered to be cash equivalents. These investments are usually held for a short period of time, pending long-term investment.

Income taxes -

     The Plan has been amended since receiving its latest favorable determination letter dated November 28, 1995. However, the Company intends that the Plan continue to qualify under the applicable requirements of the Internal Revenue Code and related state statutes, and that the Trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Reclassifications -

     Certain reclassifications were made in the 1998 financial statements to conform with the 1999 presentation.

Estimates -

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties -

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

New accounting pronouncement -

     In September 1999, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position
(SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters." This SOP eliminates the previous requirement for a defined contribution plan to disclose participant-directed investment programs by fund. The Plan has adopted SOP 99-3 in its financial statements for the years ended December 31, 1999 and 1998.

Note 2 - Related party transactions:

     Certain Plan investments in mutual funds are managed by the Plan custodian or trustee. These transactions qualify as party-in-interest. Any purchases and sales of these funds are open market transactions at fair market value. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder.

Note 3 - Participation and benefits:

Participant contributions -

     Participants may elect to have the Company contribute a percentage, from 1% to 18%, of their eligible pre-tax compensation up to the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participants' direction and are allocated to funds in 1% increments.

     Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions -

     The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. The Company matches 100% of each eligible participant's contribution up to a maximum of $100 per month and a maximum of $1,200 per year. Contributions for the years ended December 31, 1999 and 1998 were approximately $844,000 and $1,020,000, respectively.

Participant accounts -

     Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any. Allocation of the Company's contribution is based on the participant contributions.

Payment of benefits -

     Upon termination as requested, the participant or beneficiary will receive the benefits in a lump sum amount equal to the value of the participant's interest in his or her account. The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $5,000.

Loans to participants -

     The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant's balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is ten years. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 1999 carry interest rates, which range from 6.5% to 9.5%.

Vesting -

     Participants are immediately vested in their salary deferral, rollover contributions, related earnings, and employer's matching contributions.

Note 4 - Party in interest transactions:

     As allowed in the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 1999 and 1998 was as follows:

   Date           Number of shares          Fair value              Cost
  ------          ----------------        --------------       --------------
   1999                    294,078           $6,422,297          $3,821,516
   1998                    383,356           $2,794,132          $5,562,499

Note 5 - Investments:

     The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31, 1999:

     Trimble Stock Fund                                      $       6,422,297
     Fidelity:
        Janus Flex Income                                               97,855
        Strong Common Stock                                             60,703
        Weitz Partners Value                                            87,178
        Janus Worldwide                                                262,628
        Fidelity Fund                                                   44,360
        Fidelity Magellan Fund                                       4,312,437
        Fidelity Contra Fund                                        11,950,369
        Fidelity Balanced Fund                                       1,618,369
        Fidelity Low PR STK                                              2,157
        Fidelity Equity Income II                                    2,456,320
        Fidelity Aggressive Growth                                  10,708,987
        Fidelity Diversified International                             208,590
        Fidelity Dividend Growth                                    3,548,654
        Retirement Money Market Fund                                10,477,595
        Spartan US Equity Index                                         84,617
        Participant Loans                                            1,405,685
                                                             -----------------
         Assets held
          for investment purposes                            $      53,748,801
                                                             =================

     The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31, 1998:

      Trimble Stock Fund                                      $      2,794,132
      CIGNA:

         Fixed Fund                                                 10,700,260
         Lifetime 20 Fund                                              280,963
         Lifetime 30 Fund                                              325,915
         Lifetime 40 Fund                                              547,685
         Lifetime 50 Fund                                              161,061
         Lifetime 60 Fund                                               31,568
      Fidelity Equity Income II Fund                                 2,556,014
      Fidelity Contrafund Fund                                      10,767,543
      Fidelity Magellan Fund                                         2,785,978
      AIM Aggressive Fund                                            7,123,236
      Warburg Pincus Emerging Growth Fund                              806,161
      Twentieth Century Ultra Fund                                   3,119,734
      Participant Loans                                              1,462,809
                                                                   -----------
          Assets held
           for investment purposes                                 $43,463,059
                                                                   ===========

     The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                           Years ended December 31,
                                          1999                1998
                                          ----                ----

         Common Stock                $ 5,111,659           ($4,219,917)
         Mutual Funds                  7,715,481             5,294,437
                                     -----------          ------------

                                     $12,827,140            $1,074,520
                                     ===========          ============

Note 6 - Plan termination and/or modification:

     The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

12

                               TRIMBLE NAVIGATION
                           SAVINGS AND RETIREMENT PLAN

                              SUPPLEMENTAL SCHEDULE

                                DECEMBER 31, 1999

                               TRIMBLE NAVIGATION              EIN #: 94-2802192
                           SAVINGS AND RETIREMENT PLAN               PLAN #: 001
         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                                December 31, 1999


   Identity of issue, borrower,                Description of investment including maturity date,               Current
    lessor or similar party                    rate of interest, collateral, par or maturity value.               value
-------------------------------------     ----------------------------------------------------------      -----------------
Fidelity Management Trust Company                   Janus Flex Income                                            $ 97,855
Fidelity Management Trust Company                   Strong Common Stock                                            60,703
Fidelity Management Trust Company                   Weitz Partners Value                                           87,178
Fidelity Management Trust Company                   Janus Worldwide                                               262,628
Fidelity Management Trust Company*                  Fidelity Fund                                                  44,360
Fidelity Management Trust Company*                  Fidelity Magellan Fund                                      4,312,437
Fidelity Management Trust Company*                  Fidelity Contra Fund                                       11,950,369
Fidelity Management Trust Company*                  Fidelity Balanced Fund                                      1,618,369
Fidelity Management Trust Company*                  Fideltiy Low PR STK                                             2,157
Fidelity Management Trust Company*                  Fidleity Equity Income II                                   2,456,320
Fidelity Management Trust Company*                  Fidelity Aggressive Growth                                 10,708,987
Fidelity Management Trust Company*                  Fidelity Diversified International                            208,590
Fidelity Management Trust Company*                  Fidelity Dividend Growth                                    3,548,654
Fidelity Management Trust Company*                  Retirement Money Market Fund                               10,477,595
Fidelity Management Trust Company*                  Spartan US Equity Index                                        84,617
Trimble Navigation*                                 Trimble Stock Fund Company Stock                            6,422,297
                                                    Paticipant loans with interest rates
                                                       which range from 6.5 percent to 9.5 percent              1,405,685
                                                                                                         -----------------

Total assets held for investment
        purposes                                                                                              $53,748,801
                                                                                                         =================

*Parties-in-interest

                                                                       Exhibit 1









                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-39647, No. 33-45167 and No. 33-46719) of Trimble Navigation Limited of our report dated May 5, 2000, with respect to the financial statements and schedule of the Trimble Navigation Savings and Retirement Plan included in this Annual Report Form 11-K.

                                       /s/ MOHLER, NIXON & WILLIAMS
                                       -----------------------------
                                           MOHLER, NIXON & WILLIAMS
                                           Accountancy Corporation

Campbell, California
June 23, 2000